UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 16, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Effective integration of Sibanye-Stillwater’s SA PGM operations prevents anticipated closures
Westonaria, 16 October 2017: Sibanye-Stillwater has previously indicated that approximately 200 000oz –
300 000oz 4E PGM production per annum could be at risk, should some conventional shafts in the
Rustenburg area remain unprofitable, and that the Company would make a final decision on the viability of these conventional business units post September 2017.

Sibanye-Stillwater is now pleased to advise that as a result of the realisation of substantial synergies, post the successful integration of Rustenburg and Aquarius into the larger Sibanye-Stillwater group, the closure of these conventional business units has been averted.
The Southern African (SA) Region’s PGM operations have delivered solid operational results in H1 2017, and this prompted an upward revision to our 2017 production forecast and a downward revision to guided costs. In addition, realisation of cost and operational synergies has exceeded expectations and has been significantly ahead of initial forecasts.
As disclosed in our H1 2017 results, benefits of approximately R550 million of the initially identified R800 million annual synergies, have already been achieved, with forecast annualised benefits by the end of
2017 of approximately R1 billion. This is significantly earlier than the three year period we had initially guided to, to realise these benefits.
Group CEO, Neal Froneman commented: “I am very pleased with the outcome of the review, which has been driven by the results of the efforts of our colleagues in the Rustenburg region. While we anticipate further opportunities to reduce costs and unlock operational synergies over time, the SA PGM operations are now well positioned to benefit from firmer PGM prices. I would also like to note the role that the
Competition Commission played in ensuring this outcome, by approving upfront, the initial and very necessary restructuring of the operations, effectively saving many thousands of jobs.”

Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes]. Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 16, 2017
By: /s/
Charl
Keyter
Name:            Charl
Keyter
Title:               Chief
Financial
Officer